EX-99.1

OwlTing Group (NASDAQ: OWLS) Announces 12-Month Lock-Up Extension Supported by SBI and Legacy Shareholders Representing More Than 99% of Subject Shares

Extension aims to reflect long-term alignment among core shareholders and is expected to mitigate potential near-term share supply dynamics

Arlington, Virginia, United States, April 20, 2026 – OwlTing Group (NASDAQ: OWLS) (“OwlTing” or the “Company”), the operating brand of OBOOK Holdings Inc., a global fintech company, today announced that SBI Holdings, Inc. ("SBI") and the Company's relevant legacy shareholders, representing more than 99% of the shares subject to the extension, have agreed to extend their lock-up arrangements with the Company for an additional 12 months.

The extension is expected to provide increased visibility into the Company's public float over the coming year and to mitigate the potential for near-term market dislocation that could be associated with concentrated liquidity events. OwlTing believes the extension reflects the sustained participation of its long-term shareholders and their continued alignment with the Company's strategic direction.

“We are grateful for the sustained support from SBI, Mr. Yoshitaka Kitao, and our long-term shareholders,” said Darren Wang, Founder and CEO at OwlTing Group. “This alignment reflects a shared long-term view of the Company, and allows OwlTing to stay focused on advancing its global payment infrastructure and executing its compliance-first growth strategy.”

OwlTing's regulatory footprint spans 41 U.S. states1, supporting OwlPay, its compliant, cross-border payment infrastructure2 for global enterprises. Beyond the United States, the Company continues to advance its global regulatory roadmap, currently operating under a Virtual Asset Service Provider (VASP) license in the EU and an Electronic Payment Intermediary Service Provider (Bank API) license in Japan. The sustained alignment of SBI and the Company's long-term shareholders supports OwlTing's continued execution of this global regulatory and business roadmap.

1 As of April 20, 2026, OwlTing Group has obtained MTL licenses or their equivalent in 40 U.S. states and is applying for licenses in additional states. The Company has now expanded its regulatory footprint in 41 U.S. States. For a list of U.S. licenses obtained, please see https://www.owlting.com/owlpay/licenses?lang=en.

2 All money transmission services in the United States are provided by OwlTing USA, Inc. (NMLS ID: 2324336), a wholly owned subsidiary of OBOOK Holdings Inc.

About OwlTing Group

OwlTing Group (NASDAQ: OWLS) is the operating brand of OBOOK Holdings Inc., a global fintech company founded in Taiwan, with subsidiaries in the United States, Japan, Poland, Singapore, Hong Kong, Thailand, and Malaysia. The Company operates a diversified ecosystem across payments, hospitality, and e-commerce. In 2026, OwlTing was named to the Financial Times and Statista “High-Growth Companies Asia-Pacific 2026” list, ranking No. 226 among the top 500 fastest-growing companies in the region with a 42% CAGR. In 2025, OwlTing was ranked among the top 2 global players for the "Enterprise & B2B" category in the digital currency ector by CB Insights statistics. The Company’s mission is to use distributed ledger technology to provide businesses with more reliable and transparent data management, to reinvent the global flow of funds for businesses and consumers, and to lead the digital transformation of business operations. To this end, the Company introduced OwlPay, a Web2 and Web3 hybrid payment solution, to empower global businesses to operate confidently in the expanding digital currency economy. For more information, visit https://www.owlting.com/portal/?lang=en.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of applicable securities laws. These statements relate to future events or the Company’s future financial or operating performance and involve known and unknown risks and uncertainties that may cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements can often be identified by words such as “may,” “will,” “expect,” “anticipate,” “plan,” “intend,” “believe,” “estimate,” or similar expressions. These forward-looking statements are based on the Company’s current expectations and assumptions and speak only as of the date of this announcement. The Company undertakes no obligation to update any forward-looking statements, except as required by law. Investors are cautioned not to place undue reliance on these statements and are encouraged to review the risk factors described in the Company’s filings with the U.S. Securities and Exchange Commission.

OwlTing Group Investor Relations

ir@owlting.com

OwlTing Group Media Relations

pr_office@owlting.com